United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR
For Period Ended: December 31, 2006
☐	Transition Report on Form 10-K

☐	Transition Report on Form 20-F

☐	Transition Report on Form 11-K

☐	Transition Report on Form 10-Q

☐	Transition Report on Form N-SAR
For the Transition Period Ended:
If the notification relates to a portion of the filing checked above, identify the Items(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Dana Corporation

Full Name of Registrant
Not applicable

Former Name if Applicable
4500 Dorr Street

Address of Principal Executive Office (Street and Number)
Toledo, Ohio 43615

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☑	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or

the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Dana Corporation and forty of our domestic subsidiaries have been operating under Chapter 11 of the United States Bankruptcy Code since March 2006. Our bankruptcy cases are consolidated in the United States Bankruptcy Court, Southern District of New York under Case No. 06-10354 (BRL). We will be unable to file our Form 10-K for the fiscal year ended December 31, 2006 by the March 16, 2007 due date because we require additional time to complete the financial statements and non-financial disclosures in this report as a result of the increased complexity of our reporting requirements during the bankruptcy proceedings and the number of recently completed events that will be discussed in the report.
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Michael L. DeBacker	419	535-4647

(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Although we do not have completed financial statements for the year ended December 31, 2006, we expect that the changes in Dana’s full-year results for 2006, as compared to 2005, will be consistent with the changes previously reported in our financial statements for the nine months ended September 30, 2006. We reported sales of $6,506 million for the nine months ended September 30, 2006, compared to $6,565 million for the same period in 2005. Our net loss of $510 million for the first nine months of 2006 compared to a net loss of $1,226 million for the same period in 2005. The primary factors resulting in the year-over-year reduction in the net loss were a valuation allowance for net U.S. and U.K. deferred tax assets that reduced net income by $918 million in 2005 and an impairment charge of $290 million before tax that was recorded in 2005 in connection with our plans to divest our non-core engine hard parts, fluid products and pump products businesses. The primary factors leading to the net loss for the first nine months in 2006 were reorganization costs of $114 million associated with our bankruptcy filing and asset impairment charges of $226 million to write off goodwill in our axle business and adjust the carrying value of leased assets in our subsidiary Dana Credit Corporation to expected fair value less costs to sell.
Dana Corporation
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 16, 2007	By:	/s/ Michael L. DeBacker
Michael L. DeBacker
Vice President, General Counsel and Secretary

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